UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Xiangtai Food Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21621100

(CUSIP Number)

January 29, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G21621100

1	Names of Reporting Persons Zeshu Dai
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Chinese

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares
	6	Shared Voting Power 9,300,000 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 9,300,000 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,300,000 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 30.00% (1)
12	Type of Reporting Person (See Instructions) IN

(1) Based on 30,999,209 ordinary shares of China Xiangtai Food Co., Ltd. outstanding as of January 29, 2021.

CUSIP No. G21621100

1	Names of Reporting Persons China Meitai Food Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares
	6	Shared Voting Power 9,300,000 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 9,300,000 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,300,000 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 30.00% (1)
12	Type of Reporting Person (See Instructions) CO

(1) Based on 30,999,209 ordinary shares of China Xiangtai Food Co., Ltd. outstanding as of January 29, 2021.

Item 1.

(a)       Name of Issuer: China Xiangtai Food Co., Ltd.

(b)       Address of Issuer’s Principal Executive Offices: c/o Chongqing Penglin Food Co., Ltd., Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800

Item 2.

a.       Name of Person Filing:

(1)	Zeshu Dai
(2)	China Meitai Food Co., Ltd.

Address of Principal Business Office or, if None, Residence:  c/o Chongqing Penglin Food Co., Ltd., Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800

b.       Citizenship:

(1)	Zeshu Dai: Chinese
(2)	China Meitai Food Co., Ltd.: Cayman Islands

c.       Title and Class of Securities: Ordinary shares, par value $0.01 per share

d.       CUSIP No.: G21621100

Item 3.

  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.

Ownership

(a)	Amount Beneficially Owned: 9,300,000 shares

(b)	Percent of Class: 30.00% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 9,300,000 shares

iii.	Sole power to dispose or to direct the disposition of: 0 shares

iv.	Shared power to dispose or to direct the disposition of: 9,300,000 shares

(1) Based on 30,999,209 ordinary shares of China Xiangtai Food Co., Ltd. outstanding as of December 31, 2019.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.

Identification and classification of members of the group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Zeshu Dai

/s/ Zeshu Dai
Zeshu Dai

China Meitai Food Co., Ltd.

/s/ Zeshu Dai
Zeshu Dai
Director